                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                        (Amendment No. ___________) /*/

                            ARGYLE TELEVISION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Series A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 03991 410 6
                                --------------
                                (CUSIP Number)


          Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          /*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5
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CUSIP No.  03991 410 6
         ---------------


1)  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS
                                 Bob Marbut
                                 ###-##-####

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2)  CHECK THE APPROPRIATE BOX                    (a)  [ ]
    IF MEMBER OF THE GROUP                       (b)  [ ]

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3)  SEC USE ONLY

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4)  CITIZENSHIP OR PLACE OF
    ORGANIZATION                                 United States

-------------------------------------------------------------------------------

                    (5)  SOLE VOTING POWER       7,594,613 (See Item 4)
NUMBER OF                ------------------------------------------------------
SHARES              (6)  SHARED VOTING
BENEFI-                  POWER                      -0-
CIALLY OWNED             -------------------------------------------------------
BY EACH             (7)  SOLE DISPOSITIVE
REPORTING                POWER                   7,594,613 (See Item 4)
PERSON WITH              -------------------------------------------------------
                    (8)  SHARED DISPOSITIVE
                         POWER                      -0-
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9)   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON              7,594,613 (See Item 4)

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10)  CHECK IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN
     SHARES                                      Not Applicable

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11)  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)                        67.8%

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12)  TYPE OF REPORTING PERSON                    IN
     (SEE INSTRUCTIONS)

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                                  Page 2 of 5
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ITEM 1.
-------

     (A)  NAME OF ISSUER:
          --------------

          ARGYLE TELEVISION, INC.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          -----------------------------------------------

          200 Concord Plaza, Suite 700
          San Antonio Texas  78216

ITEM 2.
-------

     (A)  NAME OF PERSON FILING:
          ---------------------

          Bob Marbut

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
          -------------------------------------------------
          RESIDENCE:
          ---------

          200 Concord Plaza, Suite 700
          San Antonio Texas  78216

     (C)  CITIZENSHIP:
          -----------

          United States

     (D)  TITLE OF CLASS OF SECURITIES:
          ----------------------------

          Series A Common Stock, par value $.01 per share

     (E)  CUSIP NUMBER:
          ------------

ITEM 3.   IF THIS STATEMENTS IS FILED PURSUANT TO RULE 13D-1(B), OF 13D-2(B),
-------   CHECK WHETHER THE PERSON FILING IS A:

     (a)  [_] Broker or Dealer registered under section 15 of the Act
     (b)  [_] Bank as defined in section 3(a)(6) of the Act
     (c)  [_] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [_] Investment Company registered under section 8 of the Investment Company Act
     (e) [_] Investment Adviser registered under section 203 ofthe Investment Advisers Act of 1940
     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or EndowmentFund; see (S) 240.13d-1(b)(1)(ii)(F)
     (g) [_] Parent Holding Company, in accordance with (S) 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
     (h)  [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

                                  Page 3 of 5
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ITEM 4.  OWNERSHIP:
-------

     (A) AMOUNT BENEFICIALLY OWNED:       7,594,613 /1/
                                    -------------------------------------

     (B) PERCENT OF CLASS:                67.8%
                                    --------------------------------------

     (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

              7,594,613/1/

         (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

              -0-

        (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

              7,594,613/1/

         (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

              -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
-------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
-------

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE ------- SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

--------------------

/1/ Includes (i) all of the 6,600,000 shares of Series C Common Stock, $.01 par value per share, of Argyle Television, Inc. ("Series C Common Stock") held by Argyle Television Investors, L.P. ("ATI"); (ii) all of the 700,000 shares of Series C Common Stock held by Television Investment Partners, L.P. ("TIP");
(iii) all of the 200,000 shares of Series B Common Stock, $.01 par value per share, of Argyle Television, Inc. ("Series B Common Stock") held by Argyle Television Partners, L.P. ("ATP"); (iv) 5,000 shares of Series A Common Stock, $.01 par value per share, of Argyle Television, Inc. ("Series A Common Stock") held directly by Bob Marbut; and, (v) 89,613 shares of Series C Common Stock subject to presently exercisable options held by Bob Marbut.

     Bob Marbut owns 50.5% of the issued and outstanding Common Stock of Argyle Communications, Inc. ("ACI"). ACI is the general partner of ATP. ATP is (i) the general partner of ATI General Partner, L.P., which in turn is the general partner of ATI and (ii) the general partner of TIP. Shares of Series B Common Stock and Series C Common Stock are convertible into an equal number of shares of Series A Common Stock at the election of the holder thereof.

                                  Page 4 of 5
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 ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
 -------

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:
-------

          Not applicable.

ITEM 10.  CERTIFICATION:
--------

          Not applicable.

     SIGNATURE.
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated: February 13, 1996



                                      /s/ Bob Marbut
                                    -----------------------------
                                    Bob Marbut


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